Exhibit 99.1
Telesat Achieves Strong Growth in Second Quarter & First Half of 2009
OTTAWA, CANADA, August 10, 2009 — Telesat Holdings Inc. (Telesat) today announced its unaudited financial results for the three and six month periods ended June 30, 2009. Unless otherwise stated herein, all amounts are in Canadian Dollars (CAD).
For the three month period ended June 30, 2009, Telesat reported consolidated revenues of $201 million, an increase of approximately 19% ($32 million) compared to the same period in 2008. The increased revenue was primarily the result of the commencement of service on Nimiq 4 in October, 2008 and the impact of the stronger U.S. dollar on the conversion of Telesat’s U.S. dollar denominated revenues into Canadian dollars. Telesat also reported Adjusted EBITDA1 for the second quarter of $142 million, an increase of $38 million (36%) compared to the same quarter last year. Adjusted EBITDA margin1 was 71% for the quarter, compared to 62% in 2008. Telesat reported net income for the three months ended June 30, 2009 of $187 million. The impact on net income of a non-cash foreign exchange gain related to Telesat’s U.S. dollar denominated debt, partially offset by non-cash losses on financial instruments, was $190 million.
For the six month period ended June 30, 2009, consolidated revenues were $405 million. Adjusted EBITDA for the first half of 2009 was $286 million and the Adjusted EBITDA margin was 71%. Net income was $148 million. Revenues, Adjusted EBITDA, and net income increased by $73 million, $83 million, and $237 million respectively compared to the same period in 2008.
Dan Goldberg, Telesat’s President and CEO, commented: “I’m very pleased with Telesat’s strong financial and operating performance in the second quarter and first half of this year. We achieved meaningful growth in revenue, Adjusted EBITDA and our Adjusted EBITDA margin compared to the same periods last year as a result of the entry into service of Nimiq 4, higher utilization of our international satellite fleet and our continued focus on improving our cost structure and operating efficiency. Although the broader economic environment presents certain challenges, Telesat remains well positioned at this time given the strong momentum achieved to date, our significant contractual backlog and the recent addition of Telstar 11N and planned launch of Nimiq 5 later this year.”

Business Highlights
•	At June 30, 2009:
•	Telesat had contracted backlog for future services of approximately $5.1 billion.
•	Fleet utilization was 83% for Telesat’s North American fleet, and 75% for Telesat’s international fleet. Telstar 11N entered into service during the second quarter, increasing the number of available transponders in the international fleet.
•	Nimiq 5 remains under construction and is anticipated to be launched later this year.
•	In July 2009, Telesat announced its decision to procure a replacement for the Telstar 14/Estrela do Sul satellite at its current 63 degrees West orbital location. The new high powered Ku-band satellite will be known as Telstar 14R in most service regions and Estrela do Sul 2 in Brazil, and will have 58 transponder equivalents (36 MHz). Telesat anticipates the new satellite will be operational in the second half of 2011. Telesat has selected Space Systems/Loral as the manufacturer for Telstar 14R and International Launch Services for the satellite’s launch into geostationary orbit.
•	In July 2009, Telesat terminated its leasehold interest in the Telstar 10 satellite and transferred certain related customer contracts to the satellite’s owner in exchange for a total price of approximately US$69 million. As previously reported, Telesat remains in discussions regarding the potential sale of its interests in one of its international satellites and related assets. Any potential transaction is subject to further due diligence and other conditions and Telesat cannot at this time assess the probability of concluding any transaction under discussion or under what terms, including price, these assets may be sold.
•	On August 3, 2009, Telesat Canada completed an offer to exchange (1) any and all of its US$693 million outstanding principal amount of restricted 11.0% Senior Notes due 2015 for an equal amount of registered 11.0% Senior Notes due 2015 and (2) any and all of its US$217 million outstanding principal amount of restricted 12.5% Senior Subordinated Notes due 2017 for an equal amount of registered 12.5% Senior Subordinated Notes due 2017. Holders of US$683 million outstanding principal amount of the 11.0% Senior Notes due 2015 and all of the 12.5% Senior Subordinated Notes due 2017 exchanged their restricted notes for registered notes. Telesat LLC is the co-issuer of the notes.

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-GAAP financial measures, as described in the End Notes section of this release. For information reconciling non-GAAP financial measures to the most comparable GAAP financial measures, please see the consolidated financial information below.

Telesat Canada’s unaudited Quarterly Report for the three and six month periods ended June 30, 2009 will be posted at www.telesat.com under the tab “Media Room” in the “Investor Relations” section. This information will also be furnished within the next week to the U.S. Securities and Exchange Commission by Telesat Canada on Form 6-K and may be accessed at the SEC’s website at www.sec.gov.
Conference Call
Telesat has scheduled a conference call to discuss its financial results for the three and six months periods ended June 30, 2009 for Monday, August 10, 2009 at 10:30 a.m. EDT. The call will be hosted by Dan Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer of Telesat.
Dial-in Instructions:
The toll-free dial-in number for the teleconference is +1 (866) 266-1793. Callers outside of North America should dial +1 (416) 340-2218. The access code is 4012137 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.
Dial-in Audio Replay:
A replay of the teleconference will be available beginning at 1:00 p.m. EDT August 10, 2009, until 11:59 p.m. EDT on August 24, 2009. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (416) 695-5800. The access code is 2106624 followed by the number sign (#).

Forward-Looking Statements Safe Harbour
This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s final prospectus filed with the United States Securities and Exchange Commission (SEC) on June 29, 2009. Readers are specifically referred to that document, as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing Telesat’s debt, Telesat’s leverage, volatility in exchange rates, and Telesat’s dependence on a few large customers for a significant proportion of its revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with Telesat’s significant shareholders, litigation, and market risks. The foregoing list of important factors is not exclusive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Telesat disclaims any obligation or undertaking to update or revise the information herein.

End Notes
1     The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, we use revenues and deduct certain operating expenses (including making adjustments to operating expenses for stock based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to operating revenues) as measures of Telesat’s operating performance.
Adjusted EBITDA allows us and investors to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, and other expense. Financial results of competitors in our industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA allows us and investors to compare operating results exclusive of these items. Competitors in our industry have significantly different capital structures. The use of Adjusted EBITDA facilitates comparability of performance by excluding interest expense.
We believe the use of Adjusted EBITDA and Adjusted EBITDA margin along with GAAP financial measures enhances the understanding of our operating results and is useful to us and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be comparable to similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with GAAP financial measures and is not presented as an alternative to cash flow from operations as a measure of our liquidity or as an alternative to net income as an indicator of our operating performance.
About Telesat (www.telesat.com)
Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth-largest fixed satellite services operator. The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers. Telesat has a global state-of-the-art fleet comprised of 11 in-orbit satellites, has 2 more satellites presently under construction, and manages the operations of 13 additional satellites for third parties. Telesat is privately held. Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).
For further information:
Vanessa Brûlé, Telesat, +1 613 748-8700 ext. 2407 (vbrule@telesat.com)

Telesat Holdings Inc.
Consolidated Statements of Earnings (Loss)

FOR THE PERIOD ENDED JUNE 30	Three Months		Six Months
(in thousands of Canadian dollars) (unaudited)	2009	2008	2009	2008
Operating revenues
Service revenues	197,438	161,892	396,244	317,081
Equipment sales revenues	3,744	7,584	8,988	15,116

Operating revenues	201,182	169,476	405,232	332,197

Amortization	63,600	57,317	124,873	116,062
Operations and administration	59,259	59,564	117,498	119,052
Cost of equipment sales	4,034	5,879	8,416	11,915

Total operating expenses	126,893	122,760	250,787	247,029

Earnings from operations	74,289	46,716	154,445	85,168
Interest expense	66,729	55,699	137,799	121,037
Other expense (income)	(192,878)	(39,051)	(148,961)	51,815

Earnings (loss) before income taxes	200,438	30,068	165,607	(87,684)

Income tax expense	13,392	17,658	17,647	1,320

Net earnings (loss) applicable to common shares	187,046	12,410	147,960	(89,004)

Telesat Holdings Inc.
Consolidated Balance Sheets

	June 30,	December 31,
(in thousands of Canadian dollars) (unaudited)	2009	2008
Assets
Current assets
Cash and cash equivalents	80,796	98,539
Accounts receivable	54,532	61,933
Current future tax asset	2,559	2,581
Assets held for sale	44,569	—
Other current assets	35,376	49,187

Total current assets	217,832	212,240
Satellites, property and other equipment, net	1,873,360	1,883,576
Other long-term assets	35,259	42,303
Intangible assets, net	544,218	582,035
Goodwill	2,446,603	2,446,603

Total assets	5,117,272	5,166,757

Liabilities
Current liabilities
Accounts payable and accrued liabilities	42,718	48,792
Other current liabilities	123,376	138,095
Debt due within one year	21,035	23,272

Total current liabilities	187,129	210,159
Debt financing	3,330,510	3,513,223
Future tax liability	286,355	266,372
Other long-term liabilities	548,295	566,136
Senior preferred shares	141,435	141,435

Total liabilities	4,493,724	4,697,325

Shareholders’ equity
Common shares (74,252,460 common shares issued and outstanding)	756,414	756,414
Preferred shares	541,764	541,764

	1,298,178	1,298,178

Accumulated deficit	(678,492)	(826,452)
Accumulated other comprehensive loss	(4,654)	(7,742)

	(683,146)	(834,194)

Contributed surplus	8,516	5,448

Total shareholders’ equity	623,548	469,432

Total liabilities and shareholders’ equity	5,117,272	5,166,757

Telesat Holdings Inc.
Consolidated Statements of Cash Flow

FOR THE PERIOD ENDED JUNE 30	Three Months		Six Months
(in thousands of Canadian dollars) (unaudited)	2009	2008	2009	2008
Cash flows from operating activities
Net earnings (loss)	187,046	12,410	147,960	(89,004)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	63,600	57,317	124,873	116,062
Future income taxes	18,598	15,174	20,445	(2,814)
Unrealized foreign exchange loss (gain)	(286,509)	(25,214)	(185,780)	74,813
Unrealized loss (gain) on derivatives	96,890	(20,857)	43,035	(40,214)
Dividends on preferred shares	3,215	2,475	6,925	4,905
Stock-based compensation expense	1,492	—	3,068	—
Other	(4,745)	(13,435)	(14,654)	(23,199)
Customer prepayments on future satellite services	—	2,841	3,309	20,371
Operating assets and liabilities	(53,489)	(14,139)	(22,121)	(12,651)

	26,098	16,572	127,060	48,269

Cash flows used in investing activities
Satellite programs	(30,878)	(75,766)	(121,180)	(121,747)
Property additions	(1,418)	(1,478)	(3,032)	(3,703)
Insurance proceeds	—	4,006	—	4,006
Proceeds on disposals of assets	522	3,948	525	4,608

	(31,774)	(69,290)	(123,687)	(116,836)

Cash flows from (used in) financing activities
Debt financing and bank loans	23,880	61,475	23,880	132,558
Repayment of bank loans and debt financing	(29,706)	(17,444)	(38,461)	(70,812)
Capital lease payments	(1,078)	(2,488)	(3,514)	(5,441)
Satellite performance incentive payments	(1,765)	(1,659)	(2,987)	(1,852)

	(8,669)	39,884	(21,082)	54,453

Effect of changes in exchange rates on cash and cash equivalents	(633)	(635)	(34)	878

Increase (decrease) in cash and cash equivalents	(14,978)	(13,469)	(17,743)	(13,236)
Cash and cash equivalents, beginning of period	95,774	42,436	98,539	42,203

Cash and cash equivalents, end of period	80,796	28,967	80,796	28,967

Supplemental disclosure of cash flow information
Interest paid	118,852	72,825	165,156	114,794
Income taxes paid	1,323	345	3,995	832

	120,175	73,170	169,151	115,626

The following table reconciles our Net earnings (loss) applicable to common shareholders to our Adjusted EBITDA1 and presents our Adjusted EBITDA margin1:

FOR THE PERIOD ENDED JUNE 30	Three Months		Six Months
(in thousands of Canadian dollars) (unaudited)	2009	2008	2009	2008

Net earnings (loss) applicable to common shares	187,046	12,410	147,960	(89,004)
Income tax expense	13,392	17,658	17,647	1,320
Other expense (income)	(192,878)	(39,051)	(148,961)	51,815
Interest expense	66,729	55,699	137,799	121,037
Amortization	63,600	57,317	124,873	116,062
Unusual & non-recurring items	3,083	481	3,876	1,709
Non-cash expense related to stock compensation	1,492	—	3,068	—

Adjusted EBITDA	142,464	104,514	286,262	202,939

Operating revenues	201,182	169,476	405,232	332,197

Adjusted EBITDA margin	71%	62%	71%	61%

Note:	Unusual & non-recurring Items are restructuring related expenses.